

Mail Stop 4720

May 7, 2010

Mark F. Furlong
President and Chief Executive Officer
Marshall & Ilsley
770 North Water Street
Milwaukee, WI 53202

Re: Marshall & Ilsley
Form 10-K
Filed December 23, 2010
File No. 001-334488

Dear Mr. Furlong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 26

1. Please revise to disclose whether you make any loan modifications that you do not consider troubled debt restructurings. If so, please describe the types of modifications you offer by loan type and tell us your process for concluding that these modifications do not constitute TDRs. If you offer extensions or modifications to loans with interest reserves, please disclose whether you revise

your estimate of the interest reserve upon modification and the factors considered in determining whether continued interest accrual is appropriate.

Loans and Leases, page 35

2. We note your disclosure that most of the growth in the commercial real estate loan portfolio is due to the migration of loans from the construction portfolio to the commercial real estate portfolio. Please expand your discussion of your allowance for loan losses to address this trend. For example, discuss whether the credit quality of these borrowers would allow them to find financing elsewhere at the same terms if the marketplace liquidity were normal and how this is considered in your overall determination of the credit risk inherent in your portfolio. Discuss how any resulting concentrations in portfolios that result from this increased level of construction loans that may otherwise not have been extended by you is considered in your allowance for loan losses as well. Please clarify if this practice reduces the amount of construction loans you report as non-performing or whether it delays any charge-offs related to these loans.

Deposits, page 37

3. Please revise your disclosure, either here or in your liquidity section, to more specifically explain the reasons for the increase in brokered deposits. For example, please specify if you have obtained these deposits to compensate for an inability to generate them due to competition or other reasons. Discuss specifically the differences in pricing between these deposits and the deposits obtained through your branches.

Summary of Loan and Lease Loss Experience and Credit Quality, page 42

4. Please revise to disclose how you consider the redefault rates on troubled debt restructurings disclosed on page 47 in your allowance for loan losses and whether and how you adjust your loss rates accordingly.

5. You disclose that a loan may be placed on nonaccrual status (and therefore classified as nonperforming) when management makes a determination that the facts and circumstances warrant such classification irrespective of current payment status and that approximately 25.7% of nonperforming loans were less than 30 days past due. Please revise to disclose the triggers and factors that you consider to determine that a loan less than 90 days delinquent should be classified as nonaccrual.

6. We note your disclosure on page 50 that rapidly declining and depressed real estate values have resulted in the determination that the estimated value of the collateral was insufficient to cover all of the recorded investment in the loan

which has required significant charge-offs. Please revise your disclosure to discuss how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also and discuss whether you utilize "as is" or "as developed" values for your construction loans. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

7. We note that in recent years the ratio of your allowance for loan and lease losses to total nonperforming loans and leases has declined. Please revise your disclosures to specifically address the reasons for this trend.

8. Please revise to more fully explain your disclosure on page 56 that management does not expect the provision for loan and lease losses and net charge-offs for 2009 is indicative of the provision for loan and lease losses and net charge-offs that will be reported in 2010 given your continuing declining credit quality trends.

Troubled Debt Restructuring (Renegotiated Loans), page 47

9. We note your disclosure that renegotiated loans, increased $523.1 million since December 31, 2008 and totaled $793.5 million at December 31, 2009 and that you expect the balance of renegotiated loans will continue to increase in future quarters. We also note that renegotiated loans are considered impaired loans and are specifically reviewed to measure impairment and that interest income is recognized on an accrual basis at the renegotiated rate if the loan is in compliance with the modified terms.

    a. For your renegotiated loans that accrue interest, please tell us in detail and disclose how you determine that the loan has been restructured so as to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower's financial condition and prospects for repayment under the revised terms.

    b. For your renegotiated loans that accrue interest, please tell us in detail and disclose how you determine whether the borrower has demonstrated repayment performance with modified terms.

    c. Please revise to disclose how many payments a borrower needs to make before classifying the loan as an accruing renegotiated loan and describe how the loan is classified prior to demonstrating the ability to make restructured payments.

d. Please revise to discuss the triggers or factors you review to identify potentially distressed homeowners in order to proactively offer assistance.

e. Please revise to disclose the amount of residential loans at each period end presented that as part of your foreclosure moratorium you are working in good faith to reach a successful repayment agreement and disclose how these loans are classified (nonperforming, renegotiated, accruing, etc.).

f. Please revise to disclose the delinquency status of renegotiated loans at each period end presented and discuss and trends.

g. Please continue to disclose your re-default rate and provide sufficient information to allow investors to understand any significant trends and the timing and potential impact on your financial results. For instance, disclose the approximate number of months after a loan is renegotiated in which most re-defaults occur, whether loans re-default quickly or whether they are current for a number of months and then ultimately re-default.

h. We note approximately $170.6 million of loans were transferred from renegotiated loans to nonperforming loans in the fourth quarter of 2009. Please revise to disclose the total amount of troubled debt restructurings at each period end, the amount classified as renegotiated vs. nonperforming loans and the amount that is accruing vs. nonaccruing if different.

i. On page 88, you disclose that loans renegotiated at a rate equal to or greater than that of a new loan with comparable risk at the time the contract is modified are excluded from renegotiated loans in the calendar years subsequent to the renegotiation if the loan is in compliance with the modified terms. Please revise to quantify the amount of these renegotiated loans outstanding at each period end and disclose if you typically charge-off a portion of the loan at renegotiation and if so, the amount charged-off for each period presented.

j. To the extent you track the information, please revise to quantify your TDR's by type of concession (reduction in interest rate, payment extensions, forgiveness of principal, etc) and disclose your re-default rates for each type of concession if they significantly vary.

k. Tell us in detail and revise to disclose if you revised any of your TDR accounting policies based on the guidance included in the Policy Statement on Prudent Commercial Real Estate Loan Workouts released on October 30, 2009 and adopted by each financial regulator.

       l.   Please revise to disclose how you consider guarantor support in your evaluation of renegotiated loans.

Consolidated Loan and Lease Risk Profile, page 51

10. We note the significant charge-off's during 2009 and the remaining exposure on your loans to finance companies and bank holding companies. Please revise to disclose the type of collateral securing these loans and any special circumstances surrounding these loans.

Other Expense, page 59

11. We note that your calculation of the efficiency ratio includes private equity-related investment gains but excludes other securities gains and losses. Please tell us whether your calculation complies with guidance from your primary regulator. If not, please revise to provide the non-GAAP disclosures required by Item 10(e) of Regulation S-X.

Critical Accounting Policies

Allowance for Loan Losses, page 71

12. We note your disclosure in your earnings press releases and your Form 10-K regarding partial charge-off's of your loans.

   a. Please revise to disclose your charge-off policies for each type of loan and whether you have revised these policies.

   b. Specifically revise to discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve.

   c. Please revise to clearly describe how partial charge-offs on non-performing loans impact the coverage ratio and other credit loss statistics and trends. For example, please consider disclosing the following information/ratios:

      i. The amount of nonperforming and impaired loans for which you have recorded partial charged-offs.

      ii. The ratio of nonperforming loans for which you have recorded partial charged-offs to total loans.

     iii. The ratio of nonperforming loans for which you have recorded partial charged-offs to total nonperforming loans;

     iv. Coverage ratio net of nonperforming loans for which you have recorded partial charged-offs.

     v. The ratio of the total allowance divided by (total loans less nonperforming loans for which you have recorded partial charged-offs).

To the extent you have a significant amount of impaired loans with no valuation allowance required for which partial charge-offs have not been recognized, please clarify how you measured impairment on these loans and reconcile the significant deterioration in real estate values in your primary market area with your impairment conclusions.

Fair Value Measurements, page 74

13. Please revise your disclosures to provide the following information regarding your goodwill impairment analysis:

     a. Provide a tabular disclosure of the goodwill allocated to each reporting unit, and the extent to which fair value exceeded carrying value or the extent to which carrying value exceeded fair value, as applicable;

     b. Provide a more specific and expanded discussion of the assumptions used to determine the fair value of your reporting units and describe how those assumptions were determined;

     c. Provide a more specific description of the uncertainty surrounding this estimate. For example, describe your estimates of the duration of the economic recession, or the period or strength of recovery. Provide more specific discussion of the items that could impact these assumptions, where possible.

Consolidated Financial Statements

2. Significant Accounting Policies

Loans Held For Sale, page 87

14. We note your disclosure that if the change in market value of loans transferred from your originated loans held in portfolio to the held for sale portfolio is due to

credit concern you reclassify the portion of the allowance for loan losses that is attributable to the transferred loans. Please specifically confirm that you charge-off any credit losses related to these loans prior to transfer, if true.

Bank Owned Life Insurance, page 89

15. We note your disclosure that you do not recognize declines in the cash surrender value of certain of your bank owned life insurance policies unless the decline in cash surrender value exceeds the protection provided by the stable value agreement. Please tell us whether the stable value protection is provided by a third party. If so, please tell us how you concluded that it is appropriate to record losses on this investment only when they exceed the protection provided by the stable value agreement and not on a gross basis, i.e. losses on BOLI are recorded separately of any amounts receivable resulting from your stable value agreement.

5. Fair Value Measurements

Derivative Financial Instruments, page 95

16. We note your disclosure that the type of collateral obtained is often the same collateral as the collateral obtained to secure a customer's loan. Please clarify whether the collateral obtained for derivatives is the same type of collateral or the exact same collateral. If the latter is true, please revise to disclose how you consider the fact that the collateral is pledged to secure credit risk for two separate assets in your determination of the fair value of loans and derivatives and your determination of the need for an allowance for loan loss on the loan.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis, page 99

17. Please revise future filings to disclose the total gains and losses for each major category of asset or liability measured at fair value on a nonrecurring basis during the period presented. Refer to ASC 820-10-50-5a and 820-10-55-64. Please consider disclosing the fair value information related to nonrecurring measurements in a tabular format.

8. Investment Securities, page 105

18. Please revise to significantly expand your disclosure to provide sufficient information to allow investors to understand the quantitative disclosures and the information you considered (both positive and negative) in reaching the conclusion that your that securities in an unrealized loss position were not other than temporarily impaired. Please ensure that your disclosure provides significant

and appropriate detail for those securities with the most OTTI risk (asset backed securities). To the extent that your asset backed securities have different collateral, structures and risks, your disclosure should be at a level for investors to understand the significant judgments and assumptions used for each class of security. Refer to ASC 320-10-50-6-b.

19. Please revise to provide additional information regarding the nature of and collateral supporting your asset backed securities.

20. Please revise future filings to present your investment in Federal Reserve Bank and FHLB stock outside of securities available for sale. Refer to ASC 942-325-45.

14. Goodwill and Other Intangibles, page 112

21. Please respond to the following comments related to your three reporting units in which you performed a second step goodwill impairment test.

    a. Please tell us in detail and revise to disclose how you concluded that there have been no events since the annual test on June 30, 2009 to indicate that it is more likely than not that the recorded goodwill has become impaired and that interim testing was not required during any period subsequent to your annual testing.

    b. Please tell us the results of step two goodwill impairment testing, include a discussion of the fair value of your loans for this purpose, and any previously unrecognized intangible assets identified. Please also tell us whether you used a third party valuation firm to assist in the determination of fair value for your reporting units during step two of testing. If so, please tell us the type of report issued by the valuation firm, and how management used this information to arrive at the fair values ultimately used, including discussions of any adjustments made to the fair values discussed in any report obtained.

    c. Tell us the assumptions used in your valuation models, the source of these assumptions and how you concluded that they were reasonable.

    d. Tell us whether the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year and discuss the impact of any changes.

    e. Tell us any other quantitative or qualitative information considered when concluding that your goodwill was not impaired.

22. Please tell us whether you evaluated any of your core deposit intangibles, or other banking related intangibles for impairment. We note that the same indicators for goodwill impairment are also indicators for these types of intangibles as well. If you did not evaluate any other intangibles for impairment, please tell us how you concluded that impairment testing was not necessary.

19. Income Taxes, page 126

23. Please revise to provide additional detail on the specific positive and negative evidence considered when determining the appropriateness of your deferred tax asset valuation allowance. Please provide a description of any tax planning strategies considered. Specifically tell us how you concluded that a greater valuation allowance was not necessary given that you are in a cumulative three year loss position and continue to incur losses.

20. Stock Option, Restricted Stock and Employee Stock Purchase Plan, page 129

24. Please revise to disclose your basis for selecting a dividend yield assumption of 2.20-2.36% given your participation in the TARP program, which limits the amount of dividends you may pay to $0.01 per share until such time that the funds are repaid

Schedule 14A Proxy Materials
Executive Compensation, page 20

25. In future filings disclose the aggregate fees paid to the consultant for executive compensation services and the aggregate fees for the additional services, if the fees for additional services exceeded $120,000 during the fiscal year. See Item 407(e)(3)(iii) of Regulation S-K.

Loans and other Transactions with the Company, page 18

26. In future filings, revise the disclosure on page 18 of the proxy statement, to state, if true, that loans were made, in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. For the updated disclosure requirements, refer to Instruction 4(c) to item 404(a) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jessica Livingston at 202-551-3448 or me at 202 551-3464 with any other questions.

Sincerely,

Kate McHale
Attorney-Advisor
Financial Services Group